Exhibit 1A(5)(a)(i)
Policy Split Option Rider
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GE LIFE AND ANNUITY ASSURANCE COMPANY POLICY SPLIT OPTION RIDER
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This rider is attached to and made a part of the policy. It goes into effect on the policy date, unless another effective date is shown in the policy data pages.

Benefit This rider gives the owner the right to surrender this policy in exchange for an individual policy on the life of one insured or separate individual policies on the lives of each insured. Prior to making an exchange, we will require evidence of insurability satisfactory to us that the person(s) to be insured is/are insurable under the new policy(ies).

We will waive all or part of the surrender charge of this policy. The portion that we will waive is calculated on a pro rata basis, never to exceed the full surrender charge amount. To determine the amount of surrender charge to be waived, divide (a) by (b), and multiply times (c), where:

(a)   is the new policy's amount of insurance;
(b)   is this policy's Specified Amount at the time of exchange;  and
(c) is this policy's total surrender charge before any adjustments have been made.

The waived portion(s) of the surrender charge will be credited to the new policy(ies) 30 days after we issue the new policy.

Exchange Provision
The exchange is subject to the following terms:

1. The amount of insurance on any new policy may not exceed 50% of the Specified Amount on this policy. "Specified Amount" does not include any additional insurance provided by riders attached to this policy.

2.   You must send us a written request and this policy.

3. The full first premium on any new policy must be paid before it will become effective.

4. Coverage under this policy will terminate and coverage under any new policy will begin on the Exchange Date.

5. Any new policy can be on the plan of insurance you select from the plans available for exchange at the time of the request. There will always be at least one plan available for exchange.

6. The policy date of the new policy(ies) will be the Exchange Date. The premiums for the new policy(ies) will be the rates in effect for each insured's sex, age and rating class on the Exchange Date. The new policy(ies) will be subject to our rules on frequency of premium payment, minimum premium and plan availability at the time of exchange.

7. Nonforfeiture values in any new policy will be computed using the issue age and policy anniversaries of the new policy.

8. Supplemental benefit riders can be included in the new policy(ies) only with our written consent.

9. The policy date of this policy will be treated as the policy date of the new policy (ies) for purposes of the Suicide provision(s).

10. Before exercising the option provided by this rider, you should consult your personal tax advisor.

When this Option Will Terminate
The option  provided by this rider will terminate on the earliest of:
     o the date the policy ends for any reason;
     o the date of death of the first insured to die; and
     o the date of exchange if the option under this rider is executed.

For GE Life and Annuity Assurance Company,

                                            /s/PAMELA S. SCHUTZ
                                                President


Form P4470 7/94